Exhibit (d)(2)

Schedule A

(As of July 27, 2026)

Funds

Series	Annual Rate of Average Daily Net Assets	Initial Board Approval Date	Shareholder Approval Date	Initial Effective Date	Termination Date
Amplify Fairlead Tactical Bitcoin ETF	0.74%	May 12, 2026	July 24, 2026	July 27, 2026	May 12, 2028